Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

28th July 2008

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W. [redacted]
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 25th July 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

Florence Lam
Deputy Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement

Continuing Connected Transactions with Teleservices

Reference is made to the Company's announcement dated 31st May 2005 in connection with the Services Agreement between CPLP and Teleservices dated 31st May 2005 and the announcement dated 21st April 2008 in connection with the renewal of the Services Agreement on the same terms for two months. The Services Agreement will expire on 31st July 2008. The Services Agreement has been renewed on 25th July 2008 on the same terms for further two months from 1st August to 30th September 2008 for Teleservices to continue to provide the Services to CPLP while a new services agreement is being negotiated between CPLP and Teleservices. As Teleservices is a connected person of the Company, the Transactions contemplated under the Services Agreement constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

Services Agreement dated 31st May 2005, renewed on 21st April 2008 and 25th July 2008

Parties: (1) CPLP
(2) Teleservices

Particulars

Pursuant to the renewal of the Services Agreement, Teleservices will continue to provide the Services to CPLP upon expiry of the Services Agreement on 31st July 2008 on the same terms for two months from 1st August to 30th September 2008 while a new services agreement is being negotiated between CPLP and Teleservices. CPLP and Teleservices plan to enter into a new services agreement on or before 30th September 2008, subject to agreement of its detailed terms between the parties. The Services comprise the provision of a service centre and handling of customer calls and related administration for the Company's frequent flyer and customer loyalty programmes.

The terms of the Services Agreement, including the charges for the Services determined by reference to the respective service types, volumes and performance standards required, have been arrived at after negotiations at an arm's length on normal commercial terms. Payment shall be made in cash by CPLP within 45 days from the date of receipt of Teleservices' invoice.

The annual cap

The annual cap for the Transactions have been determined by reference to the actual amounts of the Services in the three years ended 31st December 2007 set out below. In addition, a cushion of approximately 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth of the Company's aircraft fleet (with 36 passenger aircraft under firm orders from 2008 to 2012) and passenger numbers (which recorded a 4.3% growth in 2007).

The Directors estimate that the amounts payable for the Services for the year ending 31st December 2008 will not exceed the annual cap set out below.

	2005	2006	2007	2008
(HK$ million)	Actual	Actual	Actual	Cap
Services	36	64	75	115

Reasons for, and benefits of, the Transactions

Teleservices has the necessary expertise and efficiency to provide the Services and the Services Agreement enables CPLP to administer in a cost effective manner the Company's frequent flyer and customer loyalty programmes which are beneficial to the Company's business.

Connection between the parties

As the holding company of Teleservices is a substantial shareholder of a subsidiary of the Company, Teleservices is a connected person of the Company.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the annual cap of the Transactions will, on an annual basis, be more than 0.1% but less than 2.5%, the Transactions constitute continuing connected transactions for Cathay Pacific and are subject to the announcement and reporting requirements under Rule 14A.35 of the Listing Rules.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the annual cap is exceeded, when the Services Agreement is renewed after 30th September 2008 or when there is a material change to its terms.

Opinion of the Directors

The Directors, including the independent non-executive Directors, consider that the terms of the Services Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to Teleservices than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong , Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"Cathay Pacific" or "Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"CPLP"	Cathay Pacific Loyalty Programmes Limited, a wholly owned subsidiary of Cathay Pacific, the principal activity of which is to manage frequent flyer and customer loyalty programmes for Cathay Pacific.
"Directors"	The directors of the Company.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"Services"	The services provided by Teleservices to CPLP under the Services Agreement.
"Services Agreement"	The services agreement dated 31st May 2005 and renewed on 21st April 2008 and 25th July 2008 between CPLP and Teleservices.
"Teleservices"	PCCW Teleservices (Hong Kong) Limited, which is an indirect wholly owned subsidiary of PCCW Limited, and the principal activity of which is the provision of customer relationship management and customer contact management solutions and services.

"Transactions"	The continuing connected transactions contemplated in the Services Agreement.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 25th July 2008

END